**GENTING BERHAD**
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

Exemption No. 82-4962

SUPPL

26 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G) [redacted]
450 Fifth Street, N.V
Washington, D.C. 2C
United States of Am

05010846

BY FAX # 001-202-772-9207

Dear Sirs,

**GENTING BERHAD**
**EXEMPTION NO. 82-4962**

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

(1) Quarterly Report of Genting Berhad comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2005.

(2) Entitlement (Notice of Book Closure) – Interim Dividend.

Yours faithfully
**GENTING BERHAD**

**TAN WOOI MENG**
***Group Company Secretary***

PROCESSED
SEP 0 1 2005
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

dlw 8/30

Exemption No. 82-4962

Form Version 2.0

**Financial Results**

Reference No CU-050826-38C3E

Submitting Merchant Bank (If applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **GENTING BERHAD**

* Stock name : **GENTING**

* Stock code : **3182**

* Contact person : **TAN WOOI MENG**

* Designation : **GROUP COMPANY SECRETARY**

**Part A1 : QUARTERLY REPORT**

* **Quarterly report for the financial period ended** : **30/06/2005**

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Financial Year End** : **31/12/2005**

* **The figures** : ○ have been audited ● have not been audited

**Please attach the full Quarterly Report here:**

2nd Grp Qtrly-Rept 2005.p

**Remarks:**

**Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION**

**Summary of Key Financial Information for the financial period ended * 30/06/2005**

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER * | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE * | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 30/06/2005 | 30/06/2004 | 30/06/2005 | 30/06/2004 |
| | | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1 | Revenue | 1,272,311 | 1,187,777 | 2,546,456 | 2,310,961 |
| 2 | Profit/(loss) before tax | 545,865 | 485,545 | 1,033,230 | 957,033 |
| 3 | Profit/(loss) after tax and minority interest | 256,560 | 224,475 | 494,412 | 447,429 |

Exemption No. 82-4962

| | | | | | |
|---|---|---|---|---|---|
| 4 | Net profit/(loss) for the period | 256,560 | 224,475 | 494,412 | 447,429 |
| 5 | Basic earnings/(loss) per share (sen) | 36.42 | 31.87 | 70.18 | 63.52 |
| 6 | Dividend per share (sen) | 10.00 | 8.00 | 10.00 | 8.00 |
| | | **AS AT END OF CURRENT QUARTER *** | | **AS AT PRECEDING FINANCIAL YEAR END** | |
| 7 | Net tangible assets per share (RM) | 11.4600 | | 11.1500 | |

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

## Part A3 : ADDITIONAL INFORMATION

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER* | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE* | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 30/06/2005 | 30/06/2004 | 30/06/2005 | 30/06/2004 |
| | | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1 | Profit/(Loss) from operations | 569,154 | 512,863 | 1,084,188 | 1,007,815 |
| 2 | Gross interest income | 32,213 | 18,557 | 63,894 | 35,774 |
| 3 | Gross interest expense | 39,552 | 23,132 | 82,679 | 46,344 |

Remarks :

**Note: The above information is for the Exchange internal use only.**

Exemption No. 82-4962

# GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21782288, Fax: 03-21785304 Telex: MA 30022
Website: http://www.genting.com.my

## SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 30 June 2005. The figures have not been audited.

## CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005

| | INDIVIDUAL QUARTER | | CUMULATIVE PERIOD | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 30/06/2005 RM'000 | PRECEDING YEAR CORRES-PONDING QUARTER 30/06/2004 RM'000 | CURRENT YEAR-TO-DATE 30/06/2005 RM'000 | PRECEDING YEAR CORRES-PONDING PERIOD 30/06/2004 RM'000 |
| **Revenue** | **1,272,311** | 1,187,777 | **2,546,456** | 2,310,961 |
| Cost of sales | **(706,841)** | (621,598) | **(1,432,753)** | (1,211,186) |
| **Gross profit** | **565,470** | 566,179 | **1,113,703** | 1,099,775 |
| Other income | **81,753** | 33,370 | **129,064** | 58,332 |
| Other expenses | **(78,069)** | (86,686) | **(158,579)** | (150,292) |
| **Profit from operations** | **569,154** | 512,863 | **1,084,188** | 1,007,815 |
| Finance cost | **(39,553)** | (23,184) | **(82,775)** | (46,491) |
| Share of results in jointly controlled entities and associates | **16,264** | (4,134) | **31,817** | (4,291) |

Exemption No. 82-4962

**GENTING BERHAD**
**CONDENSED CONSOLIDATED INCOME STATEMENT**
**FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005 (cont'd)**

| | INDIVIDUAL QUARTER | | CUMULATIVE PERIOD | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 30/06/2005 RM'000 | PRECEDING YEAR CORRES-PONDING QUARTER 30/06/2004 RM'000 | CURRENT YEAR-TO-DATE 30/06/2005 RM'000 | PRECEDING YEAR CORRES-PONDING PERIOD 30/06/2004 RM'000 |
| **Profit from ordinary activities before taxation** | 545,865 | 485,545 | 1,033,230 | 957,033 |
| Taxation | (154,512) | (137,897) | (282,487) | (276,268) |
| **Profit from ordinary activities after taxation** | 391,353 | 347,648 | 750,743 | 680,765 |
| Minority shareholders' interests | (134,793) | (123,173) | (256,331) | (233,336) |
| **Net profit for the period** | 256,560 | 224,475 | 494,412 | 447,429 |
| Basic earnings per share (sen) | 36.42 | 31.87 | 70.18 | 63.52 |
| Diluted earnings per share (sen) | 36.21 | 31.77 | 69.82 | 63.31 |

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004).

Exemption No. 82-4962

**GENTING BERHAD**
**CONDENSED CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2005**

| | (UNAUDITED) AS AT 30 JUNE 2005 RM'000 | (AUDITED) AS AT 31 DEC 2004 RM'000 |
|---|---|---|
| **NON-CURRENT ASSETS** | | |
| Property, plant and equipment | 6,603,745 | 6,550,364 |
| Land held for property development | 493,180 | 495,098 |
| Jointly controlled entities | 37,094 | 39,689 |
| Associates | 2,259,107 | 2,230,115 |
| Other long term assets | 254,767 | 380,332 |
| Deferred taxation | 6,559 | 4,632 |
| Intangible assets | 112,259 | 13,699 |
| **CURRENT ASSETS** | | |
| Property development costs | 115,956 | 105,397 |
| Inventories | 330,209 | 309,913 |
| Trade and other receivables | 610,782 | 553,923 |
| Amount due from associates | 18,904 | 682 |
| Short term investments | 2,981,996 | 1,706,598 |
| Bank balances and deposits | 3,129,272 | 4,206,073 |
| | 7,187,119 | 6,882,586 |
| **LESS: CURRENT LIABILITIES** | | |
| Trade and other payables | 843,119 | 876,987 |
| Short term borrowings | 482,850 | 783,904 |
| Taxation | 145,348 | 94,267 |
| Dividend payable | 81,162 | - |
| | 1,552,479 | 1,755,158 |
| **NET CURRENT ASSETS** | 5,634,640 | 5,127,428 |
| | 15,401,351 | 14,841,357 |
| **FINANCED BY** | | |
| **SHARE CAPITAL** | 352,266 | 352,232 |
| **RESERVES** | 7,834,079 | 7,516,322 |
| **SHAREHOLDERS' EQUITY** | 8,186,345 | 7,868,554 |
| **MINORITY INTERESTS** | 4,035,023 | 3,432,046 |
| **NON-CURRENT LIABILITIES** | | |
| Long term borrowings | 2,557,303 | 2,908,803 |
| Other long term liabilities | 105,896 | 108,547 |
| Deferred taxation | 516,784 | 523,407 |
| | 3,179,983 | 3,540,757 |
| | 15,401,351 | 14,841,357 |
| **NET TANGIBLE ASSETS PER SHARE (RM)** | 11.46 | 11.15 |

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004).

Exemption No. 82-4962

**GENTING BERHAD**
**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
**FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005**

| | Share Capital RM'000 | Share Premium RM'000 | Revaluation Reserve RM'000 | Reserve on Exchange Differences RM'000 | Other Reserves RM'000 | Unappro-priated Profit RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|
| **Balance at 1 January 2004** | 352,169 | 97,803 | 308,524 | 66,183 | - | 6,220,168 | 7,044,847 |
| Net profit/(loss) not recognised in the income statement | - | - | (199) | (3,111) | - | 199 | (3,111) |
| Net profit for the financial period | - | - | - | - | - | 447,429 | 447,429 |
| Appropriation: Final dividend payable for financial year ended 31 December 2003 (14.5 sen less 28% income tax) | - | - | - | - | - | (73,533) | (73,533) |
| **Balance at 30 June 2004** | 352,169 | 97,803 | 308,325 | 63,072 | - | 6,594,263 | 7,415,632 |
| **Balance at 1 January 2005** | 352,232 | 99,541 | 308,238 | 74,151 | - | 7,034,392 | 7,868,554 |
| Issue of shares [see Note I(f)] | 34 | 924 | - | - | - | - | 958 |
| Net loss arising on changes in composition of the Group | - | - | - | - | - | (101,323) | (101,323) |
| Share of associate's other reserves | - | - | - | - | 11,205 | - | 11,205 |
| Others | - | - | (139) | (6,299) | - | 139 | (6,299) |
| Net profit/(loss) not recognised in the income statement | - | - | (139) | (6,299) | 11,205 | (101,184) | (96,417) |
| Net profit for the financial period | - | - | - | - | - | 494,412 | 494,412 |
| Appropriation: Final dividend payable for financial year ended 31 December 2004 (16.0 sen less 28% income tax) | - | - | - | - | - | (81,162) | (81,162) |
| **Balance at 30 June 2005** | 352,266 | 100,465 | 308,099 | 67,852 | 11,205 | 7,346,458 | 8,186,345 |

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004).

Exemption No. 82-4962

**GENTING BERHAD**
**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005**

| | CURRENT YEAR-TO-DATE RM'000 | PRECEDING YEAR CORRES - PONDING PERIOD RM'000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Profit from ordinary activities before taxation | 1,033,230 | 957,033 |
| Adjustments for: | | |
| Depreciation of property, plant and equipment ("PPE") | 199,609 | 180,367 |
| Finance cost | 82,775 | 46,491 |
| Interest income | (63,894) | (35,774) |
| Share of results in jointly controlled entities and associates | (31,817) | 4,291 |
| Net surplus arising from compulsory acquisition of freehold land | (25,797) | - |
| Gain on disposal of PPE | (849) | (4,187) |
| Other non-cash items | 914 | (3,545) |
| | 160,941 | 187,643 |
| **Operating profit before changes in working capital** | 1,194,171 | 1,144,676 |
| Net change in current assets | (72,064) | (84,481) |
| Net change in current liabilities | (368) | 23,323 |
| | (72,432) | (61,158) |
| **Cash generated from operations** | 1,121,739 | 1,083,518 |
| Taxation paid | (242,517) | (226,924) |
| Retirement gratuities paid | (971) | (141,459) |
| Other net operating receipts | 3,241 | 4,142 |
| | (240,247) | (364,241) |
| **NET CASH INFLOW FROM OPERATING ACTIVITIES** | 881,492 | 719,277 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Increase in investments and other long term assets | (872,495) | (135,491) |
| Purchase of PPE | (254,063) | (277,829) |
| Purchase of additional equity interest in a subsidiary | (98,277) | (13,412) |
| Acquisition of Maxims Casino Business * | (74,682) | - |
| Investment in associates | - | (14,311) |
| Acquisition of subsidiaries | - | (103,822) |
| Interest received | 64,083 | 35,655 |
| Other net receipts from investing activities | 60,637 | 18,529 |
| **NET CASH USED IN INVESTING ACTIVITIES** | (1,174,797) | (490,681) |

Exemption No. 82-4962

**GENTING BERHAD**
**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005 (Cont'd)**

| | CURRENT YEAR-TO-DATE RM'000 | PRECEDING YEAR CORRES - PONDING PERIOD RM'000 |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Repayment of borrowings | (984,440) | (190,475) |
| Finance cost paid | (68,435) | (33,626) |
| Proceeds from bank borrowings | 315,809 | 136,259 |
| Other net receipts from/(payments for) financing activities | 233,547 | (32,308) |
| **NET CASH USED IN FINANCING ACTIVITIES** | (503,519) | (120,150) |
| **NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS** | (796,824) | 108,446 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD** | 5,543,700 | 4,136,984 |
| **EFFECT OF CURRENCY TRANSLATION** | (239) | (1,252) |
| **CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD** | 4,746,637 | 4,244,178 |
| **ANALYSIS OF CASH AND CASH EQUIVALENTS** | | |
| Bank balances and deposits | 3,129,272 | 2,908,109 |
| Money market instruments (included in Short term investments) | 1,617,365 | 1,336,069 |
| | 4,746,637 | 4,244,178 |

*** ANALYSIS OF THE ACQUISITION OF MAXIMS CASINO BUSINESS**

Net assets acquired and net cash outflow on acquisition of Maxims Casino Business are analysed as follows:

| | CURRENT YEAR-TO-DATE RM'000 |
|---|---|
| Property, plant and equipment | 54,672 |
| Intangible assets | 3,573 |
| Inventories | 571 |
| Bank balances and deposits | 357 |
| Trade and other payables | (43) |
| Net assets acquired | 59,130 |
| Goodwill | 15,909 |
| Total purchase consideration | 75,039 |
| Bank balances and deposits acquired | (357) |
| Net cash outflow on acquisition of Maxims Casino Business | 74,682 |

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004).

Exemption No. 82-4962

ATTACHMENT TO BURSA MALAYSIA QUARTERLY REPORT
FOR 2ND QUARTER ENDED 30 JUNE 2005

## GENTING BERHAD

### NOTES TO THE INTERIM FINANCIAL REPORT – 2ND QUARTER ENDED 30 JUNE 2005

(I) Compliance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting

(a) **Accounting Policies and Methods of Computation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134 (previously MASB 26), "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2004. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2004 as well as any new approved accounting standards that are effective and applicable in the current financial year.

(b) **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the financial year ended 31 December 2004 did not contain any qualification.

(c) **Seasonal or Cyclical Factors**

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Manufacturing Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

The unusual item included in the interim financial statements for the half year ended 30 June 2005 relates to additional compensation in respect of freehold land previously acquired by the government from Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Company. Consequently, a net surplus of RM25.8 million has been included under 'Other Income' in the Income Statement.

Other than the above, there were no other unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group for the half year ended 30 June 2005.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

The Company issued 67,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Genting Executive Share Option Scheme at exercise prices of RM13.08 and RM14.34 per ordinary share for the half year ended 30 June 2005.

Other than the above, there were no issuance, cancellation, repurchase, resale and repayment of debt securities of the Group and equity securities of the Company for the half year ended 30 June 2005.

(g) **Dividends Paid**

No dividend has been paid during the current quarter.

(h) **Segment Information**

Segment analysis for the half year ended 30 June 2005 is set out below:

| | Leisure & Hospitality RM'000 | Plantation RM'000 | Property RM'000 | Manufacturing RM'000 | Oil & Gas RM'000 | Power RM'000 | Others RM'000 | Eliminations RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenue** | | | | | | | | | |
| External | 1,624,279 | 201,931 | 37,917 | 247,940 | 53,261 | 334,464 | 46,664 | - | 2,546,456 |
| Inter segment | 1,468 | - | 7,710 | 964 | - | 5,940 | 43,572 | (59,654) | - |
| | 1,625,747 | 201,931 | 45,627 | 248,904 | 53,261 | 340,404 | 90,236 | (59,654) | 2,546,456 |
| **Results** | | | | | | | | | |
| Segment profit | 692,335 | 75,883 | 9,649 | 33,038 | 30,435 | 135,676 | 44,593 | (1,315) | 1,020,294 |
| Interest income | | | | | | | | | 63,894 |
| Finance cost | | | | | | | | | (82,775) |
| Share of results in jointly controlled entities and associates | 14,764 | 1,703 | 762 | - | - | 14,588 | - | - | 31,817 |
| Profit from ordinary activities before taxation | | | | | | | | | 1,033,230 |
| Taxation | | | | | | | | | (282,487) |
| Profit from ordinary activities after taxation | | | | | | | | | 750,743 |
| Minority shareholders' interests | | | | | | | | | (256,331) |
| Net profit for the financial period | | | | | | | | | 494,412 |

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the End of Financial Period**

Other than the corporate proposals as reported in Note 8 of part II of this interim financial report, there were no other material events subsequent to the end of the current quarter that have not been reflected in this interim financial report.

(k) **Changes in the Composition of the Group**

i) On 13 May 2005, the Company announced that Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company, had entered into a Share Sale and Purchase Agreement ("SSPA") with Genting International P.L.C. ("GIPLC"), a 64.3% indirectly owned subsidiary of the Company as at 20 May 2005, for the disposal of GOHL's entire equity interest in Sedby Limited ("Sedby"), for a sale consideration of USD18.4 million. Consequently, the Company will effectively dispose of its 80.0% equity interest in E-Genting Holdings Sdn Bhd ("EGH").

Similarly, on 13 May 2005, RWB, through Commerce International Merchant Bankers Berhad, announced that Resorts World Limited ("RWL"), a wholly-owned subsidiary of RWB, had entered into a SSPA with GIPLC for the disposal of RWL's entire equity interest in Geremi Limited ("Geremi"), for a sale consideration of USD4.6 million. Consequently, RWB will effectively dispose of its 20.0% equity interest in EGH.

The above transactions were completed on 30 June 2005 and Sedby and Geremi ceased to be subsidiaries of GOHL and RWL respectively on that date.

ii) Arising from the Rights Issue by GIPLC in May 2005 and the internal reorganisation of investments within the Group, the Group's shareholding in GIPLC has been increased from 64.3% to 69.6%.

Other than the above, there were no other material changes in the composition of the Group.

(l) **Changes in Contingent Liabilities or Contingent Assets**

Certain subsidiaries of the Group had in November 2000 disposed their interest of 29.1 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Ltd, which in turn is a 36.1% associated company of RWB at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. On 8 January 2004, Arrasas appealed this decision. The Appeal Court has on 28 June 2005 ruled that the redemption price is fixed at NOK16.50 per share.

Consequently, the Group has recognised additional net income amounting to USD4.6 million (approximately RM17.3 million) in the results for the current quarter.

Other than the status of the contingent asset as disclosed above and the disclosure of changes in material litigation made in Note 11 of Part II of this interim financial report, there were no other significant changes in contingent liabilities or contingent assets since the last financial year ended 31 December 2004.

(m) **Capital Commitments**

Authorised capital commitments not provided for in the interim financial statements as at 30 June 2005 are as follows:

| | RM'000 |
|---|---|
| Contracted | 380,580 |
| Not contracted | 455,447 |
| | 836,027 |
| Analysed as follows: | |
| - Property, plant and equipment | 736,390 |
| - Investments | 60,603 |
| - Exploration cost | 39,034 |
| | 836,027 |

Exemption No. 82-4962

ATTACHMENT TO BURSA MALAYSIA QUARTERLY REPORT
FOR 2ND QUARTER ENDED 30 JUNE 2005

**GENTING BERHAD**

**ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – 2ND QUARTER ENDED 30 JUNE 2005**

**(II) Compliance with Appendix 9B of Bursa Malaysia Listing Requirements**

1. **Review of Performance**

The comparison of the quarterly results are tabulated below:

| | Current Quarter 2005 RM'million | Current Quarter 2004 RM'million | % +/- | Preceding Quarter 1Q 2005 RM'million | % +/- | First half 2005 RM'million | First half 2004 RM'million | % +/- |
|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | |
| Leisure & Hospitality | **826.7** | 742.7 | +11 | 797.6 | +4 | **1,624.3** | 1,457.8 | +11 |
| Plantation | **106.7** | 100.6 | +6 | 95.2 | +12 | **201.9** | 181.9 | +11 |
| Property | **22.0** | 17.3 | +27 | 15.9 | +38 | **37.9** | 33.5 | +13 |
| Manufacturing | **126.4** | 119.7 | +6 | 121.5 | +4 | **247.9** | 233.7 | +6 |
| Power | **153.7** | 189.1 | -19 | 180.8 | -15 | **334.5** | 357.9 | -7 |
| Oil & Gas | **29.4** | 13.9 | >100 | 23.9 | +23 | **53.3** | 31.0 | +72 |
| Proceeds from disposal of quoted securities | **-** | 0.8 | -100 | 28.2 | -100 | **28.2** | 1.7 | >100 |
| Others | **7.5** | 3.7 | >100 | 11.0 | -32 | **18.5** | 13.5 | +37 |
| | **1,272.4** | 1,187.8 | +7 | 1,274.1 | - | **2,546.5** | 2,311.0 | +10 |
| **Profit before tax and unusual items** | | | | | | | | |
| Leisure & Hospitality | **343.1** | 350.4 | -2 | 349.2 | -2 | **692.3** | 688.5 | +1 |
| Plantation | **35.7** | 41.6 | -14 | 40.2 | -11 | **75.9** | 79.4 | -4 |
| Property | **5.5** | 3.7 | +49 | 4.2 | +31 | **9.7** | 8.2 | +18 |
| Manufacturing | **15.6** | 16.8 | -7 | 17.4 | -10 | **33.0** | 30.5 | +8 |
| Power | **62.7** | 67.5 | -7 | 73.0 | -14 | **135.7** | 140.3 | -3 |
| Oil & Gas | **18.8** | 6.6 | >100 | 11.6 | +62 | **30.4** | 16.0 | +90 |
| Others | **55.5** | 7.6 | >100 | (12.2) | >100 | **43.3** | 9.1 | >100 |
| | **536.9** | 494.2 | +9 | 483.4 | +11 | **1,020.3** | 972.0 | +5 |
| Interest income | **32.2** | 18.6 | +73 | 31.7 | +2 | **63.9** | 35.8 | +78 |
| Finance cost | **(39.6)** | (23.2) | +71 | (43.2) | -8 | **(82.8)** | (46.5) | +78 |
| Share of results in jointly controlled entities and associates | **16.3** | (4.1) | >100 | 15.5 | +5 | **31.8** | (4.3) | >100 |
| **Profit before tax** | **545.8** | 485.5 | +12 | 487.4 | +12 | **1,033.2** | 957.0 | +8 |

**Quarter ended 30 June 2005 compared to quarter ended 30 June 2004**

The Group registered a revenue of RM1,272.4 million in the current quarter compared to RM1,187.8 million in the previous year's corresponding quarter, which is an increase of 7%. Increased revenue is recorded from all the divisions with the exception of the Power Division, which revenue decreased by 19%.

The increased revenue from the Leisure & Hospitality Division is mainly attributable to its better underlying performance arising from higher visitor arrivals.

The increase in revenue from the Plantation Division is mainly due to higher fresh fruit bunches ("FFB") production whilst higher revenue from the Property Division is due to higher progress billings from properties sold.

Increased revenue from the Manufacturing Division arose mainly from the higher volume sold and higher average selling prices, in particular from the packaging division.

Higher average oil prices and increased production contributed to the higher revenue from the Oil & Gas Division.

Lower revenue from the Power Division is due to lower energy payments arising from major inspections carried out on all gas turbines as well as additional repair work on the steam turbine.

The Group profit before tax for the current quarter is RM545.8 million, an increase of 12% compared to the previous year's corresponding quarter's profit before tax of RM485.5 million. With the exception of the Property Division and the Oil & Gas Division, which increase in profit is in line with the increase in revenue, all the other divisions recorded lower profit compared to the previous year's corresponding quarter.

The lower profit from the Leisure & Hospitality Division is mainly attributable to promotional hotel room pricing, higher promotional and marketing expenses and depreciation charge in respect of the introduction of additional facilities including First World Hotel rooms.

The Plantation Division's profit is lower compared to the previous year's corresponding quarter mainly due to lower crude palm oil ("CPO") selling prices.

The lower profit from the Manufacturing Division is mainly due to the higher costs of production and maintenance costs incurred.

The lower profit from the Power Division is in line with the lower revenue and is mainly due to the higher repairs and maintenance cost incurred on the turbines.

Included in the profit of 'others' are the following:

(a) A net surplus of RM25.8 million arising from additional compensation in respect of land previously acquired by the government from Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Company.

(b) An amount of RM17.3 million arising from the difference in the redemption price of an additional amount of NOK1.50 per NCL Holding ASA share disposed ("NCL share disposal") by certain subsidiaries of the Group in November 2000 to Arrasas Limited.

The share of results in jointly controlled entities and associates in the current quarter included a share of profit of RM9.2 million from Star Cruises Limited ("SCL") compared to a share of loss of RM7.7 million in the previous year's corresponding quarter.

Exemption No. 82-4962

**Half year ended 30 June 2005 compared to half year ended 30 June 2004**

The Group registered a revenue of RM2,546.5 million for the half year ended 30 June 2005 compared to RM2,311.0 million for the half year ended 30 June 2004, which is an increase of 10%.

The increase in the revenue from the Leisure & Hospitality Division is mainly attributable to its better underlying performance arising from higher visitor arrivals.

The increase in revenue from the Plantation Division is mainly due to higher FFB production.

Higher progress billings from properties sold contributed to the higher revenue from the Property Division.

The increase in revenue from the Manufacturing Division arose mainly from the higher average selling prices and volume sold from the packaging division.

The revenue from the Oil & Gas Division increased due to higher average oil prices and increased production.

The lower revenue from the Power Division is due mainly to the major inspections and maintenance work carried out on all the turbines.

The Group profit before tax for the half year ended 30 June 2005 is RM1,033.2 million compared to RM957.0 million for the half year ended 30 June 2004, an increase of 8%.

Higher profit is recorded by the Property Division and the Oil & Gas Division, which is in line with the higher revenue generated.

The increase in the profit from the Manufacturing Division is attributable mainly to the improved performance of the packaging division.

The profit from the Leisure & Hospitality Division has increased only marginally, despite a 11% increase in revenue, mainly due to promotional hotel room pricing, higher promotional and marketing expenses and depreciation charge in respect of the introduction of additional facilities including First World Hotel rooms.

Lower profit is recorded by the Plantation Division due to the lower CPO selling prices.

The lower profit from the Power Division is in line with the lower revenue and is mainly due to the higher costs incurred on maintenance works.

Included in the profit of 'others' are the net surplus of RM25.8 million arising from additional compensation in respect of land previously acquired by the government and RM17.3 million arising from the additional amount recognised in respect of the NCL share disposal.

The share of results in jointly controlled entities and associates for the half year ended 30 June 2005 included a share of profit of RM15.4 million from SCL compared to a share of loss of RM13.5 million for the half year ended 30 June 2004. The share of results of jointly controlled entities for the half year ended 30 June 2005 is a share of profit of RM0.1 million.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the immediate Preceding Quarter**

The Group registered a profit before tax of RM545.8 million in the current quarter as compared to RM487.4 million in the preceding quarter, which is an increase of 12%.

The increase came mainly from:

(a) Higher profit from the Oil & Gas Division arising mainly from the higher average oil price;

(b) The net surplus of RM25.8 million arising from the additional compensation in respect of land previously acquired by the government from ADB; and

(c) The RM17.3 million arising from the difference in the redemption price in respect of the NCL share disposal.

The above increase was set-off by lower profits mainly from the Power Division due to the higher maintenance costs and the Plantation Division due to the lower FFB production.

3. **Prospects**

In line with the government's continued policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Leisure & Hospitality Division's performance is expected to be satisfactory for the remaining period of the year.

Barring any unforeseen circumstances, the performance of the other Divisions in the Group is also expected to be satisfactory for the remaining period of the year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter and half year ended 30 June 2005 are as set out below:

| | Current Quarter RM'000 | Current financial year-to-date RM'000 |
|---|---|---|
| Current taxation | | |
| Malaysian income tax charge | 144,710 | 277,517 |
| Foreign income tax charge | 7,821 | 12,943 |
| | 152,531 | 290,460 |
| Deferred tax charge | 2,685 | 6,609 |
| Share of tax in associates | (656) | 901 |
| | 154,560 | 297,970 |
| Prior period taxation | | |
| Income tax under/(over) provided | 142 | (475) |
| Deferred tax over provided | (190) | (15,008) |
| Taxation charge | 154,512 | 282,487 |

The effective tax rate of the Group for the current quarter and financial year-to-date, before adjustments made in respect of net over provisions for prior years' taxation, is higher than the statutory tax rate. This is mainly due to non-deductibility of certain expenses for tax purposes.

Exemption No. 82-4962

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other th an Securities in Existing Subsidiary and Associated Companies**

(a) The dealings in quoted securities for the current quarter and half year ended 30 June 2005 are as follows:

| | Current quarter RM'000 | Current financial year-to-date RM'000 |
|---|---|---|
| Total purchases at cost | 503,556 | 906,381 |
| Total disposal proceeds | - | 28,221 |
| Total gain on disposal | - | 2,710 |

(b) The details of the investments in quoted shares, excluding subsidiary companies and associates, as at 30 June 2005 are as set out below:

| | RM'000 |
|---|---|
| Total investments at cost | 1,587,959 |
| Total investments at book value | 1,579,939 |
| Total investments at market value | 1,790,650 |

8. **Status of Corporate Proposals Announced**

(a) On 13 May 2005, the Company announced that Genting Overseas Holdings Limited ("GOHL"), had entered into a Share Sale and Purchase Agreement with Genting International P.L.C. ("GIPLC"), a 64.3% indirectly owned subsidiary of the Company as at 20 May 2005, for the disposal of its entire equity interest in Sedby Limited ("Sedby"), for a sale consideration of USD 18.4 million. Consequently, the Company will effectively dispose of its 80.0% equity interest in E-Genting Holdings Sdn Bhd ("EGH").

Similarly, on 13 May 2005, Resorts World Berhad ("RWB"), through Commerce International Merchant Bankers Berhad, announced that Resorts World Limited ("RWL"), a wholly-owned subsidiary of RWB, had entered into a Share Sale and Purchase Agreement with GIPLC for the disposal of its entire equity interest in Geremi Limited ("Geremi"), for a sale consideration of USD4.6 million. Consequently, RWB will effectively dispose of its 20.0% equity interest in EGH.

The transactions above were completed on 30 June 2005 and Sedby and Geremi ceased to be subsidiaries of GOHL and RWL respectively on that date.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC shares to be issued pursuant to the disposals by GOHL and RWL.

(b) At the Annual General Meeting of the Company held on 28 June 2005, the shareholders of the Company approved the resolution pertaining to the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

(c) On 23 June 2005, the Company announced that GP China Limited, an indirect wholly-owned subsidiary of the Company, had entered into a conditional Purchase and Sale Agreement with subsidiaries of El Paso Corporation for the proposed acquisition by GP China Limited of the following interests in power plants located in China, for a cash consideration of approximately USD71.0 million (RM269.8 million) ("Proposed Acquisition");

- an approximate 26% indirect ownership interest in the 72 Megawatts ("MW") Meizhou Wan power plant;
- an 80% indirect ownership interest in the 76MW Nanjing power plant;
- a 60% indirect ownership interest in the 109MW Suzhou power plant; and
- a 60% indirect ownership interest in the 42MW Wuxi power plant.

On completion, the Proposed Acquisition will expand and complement the existing power business of the Group. The Group's current power related assets include the 58.6% owned 720MW Genting Sanyen Kuala Langat Power Plant in Malaysia, a 30% stake in the 368MW Lanco Kondapalli Power Plant in India, a 74% interest in Genting Lanco Power Private Ltd (an operation and maintenance company) as well as a 36.3% holding in Aban Power Company Ltd, which is currently commissioning a 113MW power plant in Tamil Nadu, India.

(d) The completion of the Share Sale Agreement entered into between Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company, and Tenaga Nasional Bhd ("TNB") for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd is still outstanding as at 19 August 2005.

Other than (c) and (d) above, there were no other corporate proposals announced but not completed as at 19 August 2005.

## 9. Group Borrowings and Debt Securities

The details of the Group's borrowings and debt securities as at 30 June 2005 are as set out below:

| | **Secured/ Unsecured** | **Foreign Currency '000** | **RM Equivalent '000** |
|---|---|---|---|
| Short term borrowings | Unsecured | USD 126,904<br>- | 482,233<br>617 |
| Long term borrowings | Unsecured | USD 672,974 | 2,557,303 |

10. **Off Balance Sheet Financial Instruments**

As at 19 August 2005, the Group had the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

| Currency | Contract Amounts '000 | Transaction Dates | Expiry Dates |
|---|---|---|---|
| US Dollars | 65,865 | 21/03/2005 to 11/08/2005 | 24/08/2005 to 12/12/2005 |
| Swiss Francs | 6,043 | 25/03/2005 to 10/08/2005 | 09/09/2005 to 10/03/2006 |
| Euro | 592 | 07/06/2005 to 18/08/2005 | 30/09/2005 to 30/11/2005 |
| Singapore Dollars | 349 | 11/07/2005 | 30/09/2005 |
| Sterling Pound | 29 | 18/08/2005 | 30/09/2005 |

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licenced banks.

(b) USD Interest Rate Swap ("IRS") and Hedging Transactions

i) On 25 April 2001, the Group had drawndown a loan amounting to USD200.0 million which was subjected to a floating interest rate based on LIBOR. Of this loan, USD120.0 million has been repaid to-date. The balance outstanding on this loan amounts to a total of USD80.0 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

| Transaction Date | Effective Date of Commencement | Maturity Dates | Outstanding Contract Amounts USD'000 |
|---|---|---|---|
| 13 August 2001 | 25 October 2001 | 25/04/2006 | 12,000 |
| 16 August 2001 | 25 October 2001 | 25/04/2006 | 12,000 |
| 22 August 2001 | 25 October 2001 | 25/04/2006 | 8,000 |
| 30 August 2001 | 25 October 2001 | 25/04/2006 | 8,000 |
| 08 May 2002 | 25 July 2002 | 25/04/2006 | 10,000 |
| 24 July 2003 | 25 October 2003 | 25/04/2006 | 30,000 |
| Total | | | 80,000 |

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53.0 million which was subjected to a floating interest rate based on LIBOR. Of these loans, USD13.2 million was repaid on 29 November 2004.

Subsequently, the Group entered into IRS agreements as follows:

| Transaction Date | Effective Date of Commencement | Maturity Dates | Outstanding Contract Amounts USD'000 |
|---|---|---|---|
| 11 June 2003 | 27 May 2003 | 27/11/2005 to 27/11/2007 | 19,101 |
| 16 January 2004 | 28 May 2004 | 27/11/2005 to 27/11/2007 | 20,649 |
| Total | | | 39,750 |

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

iii) On 29 May 2003, 24 November 2003 and 11 December 2003, the Group had drawndown loans amounting to a total of USD73.93 million which were subjected to floating interest rates based on LIBOR. Of these loans, a total of USD11.03 million has been repaid to-date.

Subsequently, the Group entered into IRS agreements as follows:

| Transaction Date | Effective Date of Commencement | Maturity Dates | Outstanding Contract Amounts USD'000 |
|---|---|---|---|
| 28 November 2003 | 28 November 2003 | 29/11/2005 to 29/05/2008 | 16,548 |
| 12 April 2004 | 24 May 2004 | 25/11/2005 to 24/11/2008 | 18,000 |
| 12 April 2004 | 11 June 2004 | 12/12/2005 to 11/12/2008 | 5,175 |
| 13 April 2004 | 24 May 2004 | 25/11/2005 to 24/11/2008 | 18,000 |
| 07 May 2004 | 11 June 2004 | 12/12/2005 to 11/12/2008 | 5,175 |
| Total | | | 62,898 |

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

Exemption No. 82-4962

11. **Changes in Material Litigation**

ADB and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB") (formerly known as Tanjung Bahagia Sdn Bhd), a wholly-owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah which was acquired by ATBSB from Hap Seng Consolidated Berhad ("HSCB") ("the Tongod Land"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction").

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

Other than the above litigation, the status of which remained unchanged, there were no other material litigations since the last financial year ended 31 December 2004 and up to 19 August 2005.

12. **Dividend Proposed or Declared**

(a) i) An interim dividend for the half year ended 30 June 2005 has been declared by the Directors.

ii) The interim dividend for the half year ended 30 June 2005 is 10.0 sen per ordinary share of 50 sen each, less 28% tax.

iii) The interim dividend declared and paid for the previous year's corresponding period was 8.0 sen per ordinary share of 50 sen each, less 28% tax.

iv) The interim dividend shall be payable on 28 October 2005.

v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

- Shares transferred into the Depositor's Securities Account before 4.00 pm on 7 October 2005 in respect of ordinary transfers; and
- Shares bought on Bursa Malaysia on a cum entitlement basis according to the rules of Bursa Malaysia.

(b) The total dividend payable for the half year ended 30 June 2005 is 10.0 sen per ordinary share of 50 sen each, less 28% tax.

Exemption No. 82-4962

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and half year ended 30 June 2005 is as follows:

| | Current quarter RM'000 | Current financial year-to-date RM'000 |
|---|---|---|
| Net profit for the period (used as numerator for the computation of Basic EPS) | 256,560 | 494,412 |
| Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of ADB | (620) | (1,003) |
| Dilution of earnings on potential exercise of ESOS awarded to executives of RWB | (299) | (488) |
| Net profit for the period (used as numerator for the computation of Diluted EPS) | 255,641 | 492,921 |

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and half year ended 30 June 2005 is as follows:

| | Current quarter No. of shares | Current financial year-to-date No. of shares |
|---|---|---|
| Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS) | 704,522,986 | 704,509,998 |
| Adjustment for share options granted under the ESOS to executives of Genting Berhad | 1,418,254 | 1,468,291 |
| Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS) | 705,941,240 | 705,978,289 |

**TAN SRI LIM KOK THAY**
**Chairman, President and Chief Executive**
**GENTING BERHAD**
**26 August 2005**

Form Version 2.0

# Entitlements (Notice of Book Closure)

Reference No **CU-050824-35550**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **GENTING BERHAD** |
| * Stock name | : | **GENTING** |
| * Stock code | : | **3182** |
| * Contact person | : | **MR TAN WOOI MENG** |
| * Designation | : | **GROUP COMPANY SECRETARY** |

| | |
|---|---|
| * Entitlement date | :**07/10/2005** |
| * Entitlement time | :**04:00:00 PM** |
| * Entitlement subject | :**Interim Dividend** |
| * Entitlement description | |

**Interim Dividend**

| | |
|---|---|
| Period of interest payment | : to |
| Financial Year End | :**31/12/2005** |
| Share transfer book & register of members will be closed from | : to |

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

**GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD**
**23rd Floor, Wisma Genting**
**Jalan Sultan Ismail**
**50250 Kuala Lumpur**
**Tel : 03-2178 2266**

| | |
|---|---|
| Payment date | :**28/10/2005** |
| A depositor shall qualify for the entitlement only in respect of: | |
| * a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers | :**07/10/2005** |
| b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit | : |

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

| | |
|---|---|
| Number of new shares/securities issued (units) ( If applicable) | : |
| * Entitlement Indicator | :○ **Ratio** ● **RM** ○ **Percentage** |
| * Entitlement in RM (RM) | :**0.1** |

Remarks

**RM0.10 less 28% tax per ordinary share of RM0.50 each**